October 6, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010
Attn: Jeffrey P. Riedler, Keira Ino, Lisa Vanjoske and Sonia Barros

RE:	Select Medical Holdings Corporation
Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-152514
Ladies and Gentlemen:
     Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-1 (Registration No. 333-152514) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated September 12, 2008 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the Staff’s comments are included in this letter and are followed by the Company’s applicable response. In order to aid the Staff’s review, we also include a marked copy of Amendment No. 2 showing changes made from Amendment No. 1 to the Registration Statement filed by the Company on August 29, 2008 (“Amendment No. 1”). All page numbers in our responses refer to the marked copy of Amendment No. 2.
Risk Factors, page 13
1.	We note your response to our prior comment 9. Your risk factor discussion is still overly technical and relies too much on acronyms and jargon. In particular, your discussion still heavily relies on the use of acronyms. We note, for example, the following acronyms:

•	HIH,	•	CMS,
•	LTCH,	•	RTI,
•	LTCH HIH,	•	SCHIP,
•	LTCH-PPS,	•	IRF,
•	LTCH-DRG,	•	CAA,
•	IPPS,	•	RY 2009 LTCH-PPS, and
•	SOS,	•	HIPAA
Please eliminate the use of all acronyms. If there are some acronyms you cannot eliminate, consider using a shortened name for the description instead

Securities and Exchange Commission
October 6, 2008

of an acronym. Please keep in mind that potential investors who do not work in your industry should be able to understand the disclosure.
Response:
     The Company notes the Staff’s comment and in an attempt to make its disclosure more clear to investors not familiar with terminology commonly used in the healthcare industry has eliminated the use of the following acronyms in each place they appeared in Amendment No. 1: CAA, RTI, HIPAA, GAO, NPI and MedPAC. Also, in response to the Staff’s comment, the Company has inserted the full name or term for each of the acronyms that remain in the document the first time each acronym was used in each of the Risk Factors, Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the Prospectus. This will save the reader from needing to refer to other sections of the Prospectus for the meaning of any term to the extent the meaning of the term is not readily apparent to the reader.
     The Company acknowledges that the regulatory environment in which the Company operates is itself very technical and complex. The Risk Factors section describes in detail the very technical regulations published by the Centers for Medicare and Medicaid Services. The regulations are important to understanding the risks and uncertainties inherent in the Company’s business. In order to be complete and not misleading when discussing these complex regulations, the Company believes that it is important that these regulations are described using the same terminology found in the regulations. The Company therefore respectfully submits that the complete elimination of all remaining acronyms in the sections of the Prospectus that describe the regulatory environment in which the Company operates would, if anything, make the disclosure more technical and harder to understand for investors. In addition, while the Company notes the Staff’s suggestion to consider using shortened names instead of acronyms, the Company respectfully submits that any shortened names that the Company might use could also create confusion since those names would not be widely recognized by investors and analysts. This is because, as noted in our response to prior comment 9, terms such as CMS, HIH, LTCH, LTCH-PPS, LTC-DRG, SSO and SCHIP are standard for the Company’s industry, and in fact are the same terms that CMS, the agency which administers Medicare and Medicaid, uses when promulgating the rules that the Company describes in its risk factors. Investors familiar with the healthcare industry will expect to see these acronyms in the Company’s disclosure, and investors new to the Company’s industry will undoubtedly become quickly familiar with these acronyms since they are commonly used not only by the industry’s primary regulator but also by companies and securities analysts in the industry.
     The Company also notes that many of its public competitors, including Kindred Healthcare Inc. and HealthSouth Corporation, also routinely use these acronyms in their public filings with the Commission. In addition, the Company or its wholly-owned subsidiary, Select Medical Corporation, has used these acronyms in its own public filings since the year 2000 and has not experienced any confusion from investors over the use of these terms.
2.	We note your discussion on pages 63 and 65 regarding the aging of your accounts receivable in your specialty hospitals and outpatient segment and the

Securities and Exchange Commission
October 6, 2008

fact that your bad debt expense has doubled in 2007 from 2006. Please consider the necessity of a risk factor discussing any material increased credit risk you face as a result of the aging of your accounts receivable.
Response:
     The Company respectfully submits that the increase in its aging of accounts receivable that occurred from 2006 to 2007 is not material and therefore in and of itself does not warrant the inclusion of an additional risk factor. However, in response to the Staff’s comment, the Company has added on page 24 of the Prospectus a risk factor describing that increased credit risk from its payors may result in larger allowances for doubtful accounts or bad debt write-offs, which may have an adverse impact on the Company’s profitability.
The moratorium on the Medicare certification of new long term care hospitals and beds in existing long term care hospitals . . . ., page 15

3.	We note your response to our prior comment 16 and your revised disclosure that you do not expect the moratorium to impact your expansion strategy. On page 49, however, you state that due to the moratorium, you have “stopped all LTCH development.” Please revise your disclosure to reconcile these statements.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 49 of the Prospectus to clarify that, while the Company has stopped the development of all new LTCHs except for LTCHs currently under construction that are excluded from the moratorium, the moratorium will not apply to LTCHs acquired by the Company in the future so long as those LTCHs were in existence prior to December 29, 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Recent Trends and Events, page 44

4.	We note your response to our prior comment 39 and reissue that comment in part. Please disclose the total amount of indebtedness incurred to finance the cash portion of the purchase price for HealthSouth, including also whether the indebtedness was incurred as a term loan or under the revolver portion of your senior secured credit facility.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 44 of the Prospectus to specify that the Company funded the acquisition of the outpatient rehabilitation division of HealthSouth Corporation through borrowings of $100.0 million

Securities and Exchange Commission
October 6, 2008

under an incremental term loan, borrowings of $100.0 million under its revolving credit facility and the balance with cash on hand.
Stock Based Compensation, page 53
5.	Please disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective (paragraph 179b of the Practice Aid), or tell us where such disclosure is made. We may have comments on the valuation of common stock underlying the options issued on May 13, 2008 (or August 15, 2007) and August 20, 2008 and the estimated IPO price.
Response:
     The Company respectfully submits that it took prompt action whenever equity instruments were issued to value the equity instruments in a timely manner to appropriately reflect the value in the Company’s financial statements. The Company accepts the Staff’s comment and has revised the disclosure on page 53 of the Prospectus to state that the fair value of the common stock has generally been determined contemporaneously with each grant.
     The Company also notes the Staff’s statement that it may have further comments on the valuation of common stock underlying the options issued by the Company in 2007 and 2008 based upon the estimated IPO price, and in response hereby supplementally provides an estimated price range and the below pro forma analysis to the Staff on a confidential basis. While not reflected in the Registration Statement as filed to date, the best estimate of the Company’s management team at this time for the common stock is a price range of $11.00 to $13.00 per share, with a midpoint of $12.00 per share. This price range will be reflected in a future pre-effective amendment to the Registration Statement. The estimate is based on recent discussions among the Company’s management team, its Board of Directors and the lead underwriters for the proposed initial public offering.
     The Company further informs the Staff on a confidential basis that prior to the consummation of the offering the Company will effect a 1 for .3875 reverse split of its common stock. When the Company discloses the price range and reverse stock split in the Registration Statement, it will also include in the Registration Statement certain other information derived from the price range and reverse stock split. Taking into account the reverse stock split, the Black-Scholes pricing model would compute the following values for the respective stock option grants based on the $12.00 per share midpoint of the price range:

			Value if
		Value Determined on	Midpoint
Grant Date	Number of Options	Grant Date	Price is Used
November 14, 2007	41,075	$0.03	$7.42
February 12, 2008	77,500	$0.03	$7.42
May 13, 2008	10,850	$0.03	$7.42
All data contained in this table have been split adjusted.

Securities and Exchange Commission
October 6, 2008

     While the Company believes that it valued the above options appropriately when granted, if the Staff were to conclude that such options should be valued at the $12.00 midpoint of the price range, the impact on its prior financial statements would be immaterial. Had the $12.00 midpoint of the price range been used in the Black-Scholes pricing model, the pro forma increase in compensation expense for the year ended December 31, 2007, the three months ended June 30, 2008 and the six months ended June 30, 2008 on the statement of operations would have been $7,953, $45,651 and $75,685, respectively.
Consolidated Financial Statements, page F-1 Notes to Consolidated Financial Statements, page F-8 2. Acquisitions, page F-16 For the Year Ended December 31, 2007, page F-17

6.	Please tell us whether you attributed any value to the customer relationships in the acquisition of the outpatient rehabilitation division of HealthSouth Corporation. If you did not attribute any value to the customer relationships, please tell us how you accounted for the relationship that existed with the patients under the treatment programs existing at the time of the acquisition.
Response:
     The Company notes the Staff’s comment and respectfully submits that as part of the acquisition accounting related to the purchase of the outpatient rehabilitation division of HealthSouth Corporation, the Company, with the assistance of outside valuation professionals, engaged in a process of identifying all of the tangible and intangible assets associated with the outpatient division. The Company and its outside professionals specifically considered the source of revenue for the outpatient division to determine whether any customer related intangible assets existed that would need to be valued under Financial Accounting Standard Number 141. The Company, with the assistance of its outside valuation professionals, determined that no value should be attributable to a customer relationship between a patient receiving services at one of the Company’s facilities and the Company.
     The Company provides the infrastructure of skilled physical and occupational therapists to assist physicians in treating their patients. The medical services required by this specific patient population are episodic; that is, they relate to a recent event or trauma. The patients at an outpatient rehabilitation clinic are referred by a physician and generally require a prescription from that physician for treatment. Since only a physician can order the provision of medical services for a patient before one of our facilities may begin to bill Medicare or other third-party health insurance provider, the Company does not attribute any value to patient lists or patients in treatment programs.

Securities and Exchange Commission
October 6, 2008

     On average, a typical treatment plan would require between 8 to 10 therapy visits. A patient would typically have two to three visits per week. There are no contracts with the physicians or the patients. At the time of the HealthSouth acquisition, there was no allocation of purchase price to the relationship with patients under current treatment plans since that relationship would have, at most, a remaining life of four weeks, and on average would have only an expected remaining life of two weeks across the entire population of patients that existed at the acquisition date.
10. Stock Options and Restricted Stock Plans, page F-29
7.	Please quantify your response to comment 66 to the extent practicable. In addition, explain why “lack of marketability” was not already reflected in the price that the controlling stockholders paid in the Merger Transaction, since the shares issued in the Merger Transaction also lacked marketability. Furthermore, confirm to us that all restricted shares subsequent to the merger were issued only to the minority holders, since your response suggests that minimum of 10% lack of control discount was applied to all issuances subsequent to the merger.
Response:
     As noted in the Company’s response to prior comment 66, a discount was applied to the price that the controlling stockholders paid for the common stock in the Merger Transaction to determine the fair value of the restricted stock that was issued. The Company’s independent valuation specialist performed various analyses to estimate appropriate discounts for lack of control and lack of marketability. A combination of these two discounts was used by the specialist to recommend the combined discount. Based on the recommendation of the valuation specialist, the Company believes that the appropriate discount to be applied to the Company’s per common share price paid by the controlling stockholders in the Merger Transaction to calculate the fair market value of the restricted common stock is 50.0%. This represents a combined discount for both minority status and lack of marketability. Combined discounts for minority status and lack of marketability are appropriate when considering and comparing the attributes reflected in the Company’s ordinary common stock issued to the controlling stockholders in connection with the Merger Transaction with the characteristics of the Company’s restricted stock that was issued to certain members of the Company’s management team following the consummation of the Merger Transaction. While the restricted shares issued following the Merger Transaction lack marketability, the shares issued to the controlling stockholders in the Merger Transaction do not lack marketability because the controlling stockholders have the ability to control the Company and cause a transaction that will provide liquidity.
     To assist the Company in determining if discounts should be applied to the restricted stock, the Company engaged a valuation specialist to review the Merger Transaction and conduct a discount study. Given the results of the study and taking into consideration prevailing market conditions specific to the Company at the time, the valuation specialist concluded that discounts for both (a) minority status (i.e. lack of control) and (b) lack of marketability were appropriate to apply to the Company’s restricted shares that were issued following the Merger Transaction. From a valuation standpoint, the restricted shares issued to management have different control and marketability characteristics than the common shares issued to the controlling stockholders in connection with the Merger Transaction.

Securities and Exchange Commission
October 6, 2008

     To determine the appropriate discount for minority status, the valuation specialist considered two different sources: closed-end fund data and information contained in Mergerstat. The closed end fund data suggested a discount for minority status of approximately 10.0% while the implied minority interest discount from control premium data contained in Mergerstat was in the range of 20.0% to 25.0%. To convert control premiums to implied minority interest discounts, the formula is 1- 1/(1+Premium). From this data, the valuation specialist deemed a discount of 10% to 20% was reasonable for minority status.
     To evaluate a reasonable discount for lack of marketability (and liquidity) of the restricted stock, the valuation specialist performed a protective put analysis and then corroborated the findings by considering numerous academic studies, treatises and court discussions on the subject. According to the valuation specialist’s report, the cost of the protective put represents a minimum discount that would be required to induce a buyer to purchase the stock. This discount represents the cost to the buyer to “lock in” the price of the stock at the transaction date until the expiration of the restrictions. The valuation specialist calculated the cost of a protective put using the Black-Scholes option pricing model. The valuation specialist examined five scenarios with times to expiration from three to seven years. To determine the exercise price of the option for each of the time horizons, the valuation specialist utilized the current price grown at the applicable risk-free rate. The resulting cost for each time horizon was then compared to the transaction price to calculate an indication of the discount for each time horizon. To calculate the applicable discount, the valuation specialist then weighted the discounts for each time horizon by the probability of a liquidity event. This probability weighting resulted in a range of 35.0% to 40.0% for the discount for lack of marketability using the protective put analysis. The following is a quantitative summary of the data presented by the valuation specialist:

	Time Horizon (years)
Input	3	4	5	6	7
Time to Expiration (a)	3.0	4.0	5.0	6.0	7.0
Stock Price (b)	$0.67	$0.67	$0.67	$0.67	$0.67
Exercise Price (c)	$0.75	$0.78	$0.81	$0.85	$0.89
Volatility (d)	45.0%	45.0%	45.0%	45.0%	45.0%
Risk-Free Rate (e)	3.67%	3.80%	3.90%	4.01%	4.11%
Dividend Yield (f)	0.0%	0.0%	0.0%	0.0%	0.0%
Calculated Cost of Protective Put (g)	$0.20	$0.23	$0.26	$0.28	$0.30
Discount to Stock Price	30.2%	34.5%	38.3%	41.5%	44.4%
Probability of Liquidity Event	10.0%	35.0%	35.0%	10.0%	10.0%
Probability-Weighted Discount	37.0%
Indicated Discount	35.0% - 40.0%

(a)	Represents a range of the likely time horizon until a liquidity event (i.e., IPO).

(b)	Based on the per common share equity value of the Company after the Merger Transaction on a fully-diluted basis.

(c)	Based on the per common share of the Company, grown at the applicable risk-free rate.

(d)	Based on the median historical volatility of Select Medical Corporation (pre LBO) guideline publicly-traded companies over the past three years.

(e)	Yield-to-maturity on a Treasury with the same time horizon as the time to expiration.

Securities and Exchange Commission
October 6, 2008

(f)	The Company had no plans to issue cash dividends as of the valuation date.

(g)	Based on a Black-Scholes Option Pricing Model analysis.
     As noted in the analysis above, the valuation specialist weighted the probability of a liquidity event more heavily in the fourth and fifth years, which is consistent with actual events.
     To provide support for the range indicated by the protective put analysis summarized above, the valuation specialist considered numerous academic studies, treatises and court discussions on the subject. Those primary sources cited by the valuation specialist include the Management Planning, Inc. and Emory studies, with consideration given to the factors described in Mandelbaum, et al. v. Commissioner. Using the indicated discount ranges from the Management Planning, Inc. and Emory studies of 35.0% to 45.0%, the valuation specialist concluded that the Company should have a 0.0% to 0.5% higher discount given the criteria outlined in Mandelbaum, et al. v. Commissioner, which include:

•	Public vs. private stock value	•	Restriction on transferability
•	Financial statement analysis	•	Holding period for stock
•	Dividend policy	•	Company’s redemption policy
•	Company / industry outlook	•	Costs associated with IPO
•	Company management	•	Amount of control in transferred shares
     Based on the analysis described above, the valuation specialist concluded that the appropriate combined discount for minority status and lack of marketability to be applied to the restricted stock was reasonably represented by a discount of not less than 50.0%.
     In addition to and independent of the work of the valuation specialist management independently considered the control and marketability characteristics of the restricted stock and the facts and circumstances surrounding the leveraged buyout of Select Medical Corporation (“LBO”) that occurred on February 24, 2005. The restricted shares issued to management following the consummation of the Merger Transaction have different control and marketability characteristics than the ordinary common shares issued to the controlling stockholders as part of the LBO equity contribution of $741 million. The

Securities and Exchange Commission
October 6, 2008

number of restricted shares issued to each management member represents a minority interest in the Company. To a market participant, the restricted shares contain none of the control rights already realized in the recorded fair value of the Company’s ordinary common equity securities purchased by the new controlling stockholders in the Merger Transaction. As such, a discount for the minority status attached to an individual restricted share is appropriate.
     The AICPA Accounting Guide on Valuation of Privately-Held-Company Equity Securities Issued as Compensation indicates that when valuing privately issued securities, fair value is defined as the amount at which a minority common stock interest in a privately held enterprise could be bought or sold in a current transaction between willing parties and is not determined by the value components reflective of marketable securities in a controlling interest transaction. Thus, in the Company’s situation, fair value of the subject business interest should be reflective of the assessment made by an independent market participant considering the unique characteristics of the restricted stock equity interest being issued after the Merger Transaction has been consummated. At the time of issuance, there was no public market available for the restricted stock.

Securities and Exchange Commission
October 6, 2008

     The enterprise value of the LBO transaction was approximately $2.3 billion. Since all of the predecessor Company’s debt and equity securities were publicly-traded prior to the change of control, the aggregate value of the debt and equity securities received as a result of the LBO is considered a marketable, controlling interest in the Company. The premium paid to the public investors was approximately $581 million, representing an approximate 36% premium over the traded market value of the predecessor company’s common stock at the time of the transaction. This illustrates the significant control premium paid by the new controlling investors in the Company. Given the 36% control premium and given that unlike the shares of the publicly traded company, the restricted shares lack marketability, management found that the 50% discount recommended by the valuation specialist, which represented both a minority discount and a discount for lack of marketability, was reasonable.
     The Company confirms for the Staff that all restricted stock and stock options issued subsequent to the Merger Transaction were issued only to minority holders.
     If you have any questions, please feel free to contact Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2210. Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Bryan. T. Bennett
Bryan T. Bennett

cc:	Richard D. Truesdell, Jr., Esq. Michael E. Tarvin, Esq. Carmen J. Romano, Esq. Stephen M. Leitzell, Esq.